[Displaytech Letterhead]

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	David Ritenour Senior Counsel
  Re:
  Displaytech, Inc.
  Registration Statement on Form 8-A
  File No. 000-50874

Dear Mr. Ritenour:

        Displaytech, Inc. (the "Company") hereby requests withdrawal of the above-referenced registration statement on Form 8-A, filed by the Company with the Securities and Exchange Commission on July 29, 2004 for the purpose of registering the Common Stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

        Please provide the Company, and our counsel at Faegre & Benson LLP, with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct any questions to Nate Ford at (303) 607-3662, Jeff Sherman at (303) 607-3649 or Mike McGawn at (303) 607-3664. Thank you for your time and assistance.

Very truly yours,
/s/ Richard D. Barton
Richard D. Barton President and Chief Executive Officer
cc:
C. Heath Glennon, The Nasdaq Stock Market
Richard Lee, U.S. Securities and Exchange Commission
James H. Carroll, Faegre & Benson LLP
Jeffrey A. Sherman, Faegre & Benson LLP
Nathaniel G. Ford, Faegre & Benson LLP
Michael M. McGawn, Faegre & Benson LLP
Guy N. Molinari, Heller Ehrmann White & McAuliffe LLP

[Displaytech Letterhead]

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	David Ritenour Senior Counsel
  Re:
  Displaytech, Inc.
  Registration Statement on Form S-1
  File No. 333-115914

Dear Mr. Ritenour:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Displaytech, Inc. (the "Company") hereby requests that the above-referenced registration statement on Form S-1, as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on May 27, 2004, and as amended on July 1, 2004, July 26, 2004, and September 3, 2004, (as amended, and together with all exhibits thereto, the "Registration Statement") be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement due to unfavorable market conditions. The Company has not sold any securities pursuant to the Registration Statement.

        The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registartion Statement be credited for future use.

        The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

        Please provide the Company, and our counsel at Faegre & Benson LLP, with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct any questions to Nate Ford at (303) 607-3662, Jeff Sherman at (303) 607-3649 or Mike McGawn at (303) 607-3664. Thank you for your time and assistance.

Very truly yours,
/s/ Richard D. Barton
Richard D. Barton President and Chief Executive Officer
cc:
Richard Lee, U.S. Securities and Exchange Commission
James H. Carroll, Faegre & Benson LLP
Jeffrey A. Sherman, Faegre & Benson LLP
Nathaniel G. Ford, Faegre & Benson LLP
Michael M. McGawn, Faegre & Benson LLP
Guy N. Molinari, Heller Ehrmann White & McAuliffe LLP